SOLICITORS AND INTERNATIONAL LAWYERS

寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE

06014741

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2006
WASH, D.C.
190

SUPPL

Rule 12g3-2(b) File No. 82-34792

June 28, 2005

JUN 30 2006

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 6/29

Doc #:BJ1:64547.1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
May 24, 2006	Announcement of the Results for the Three Months Ended 31 March 2006

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰 訊 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2006

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 31 March 2006. These results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2006 AND 31 DECEMBER 2005

	Unaudited 31 March 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**443,466**	365,047
Intangible assets	**215,753**	21,432
Held-to-maturity investments	**241,386**	244,581
Deferred tax assets	**98,641**	96,362
Available-for-sale investments	**36,073**	36,073
	1,035,319	763,495
Current assets		
Inventories	**1,615**	2,647
Accounts receivable	**307,139**	222,754
Prepayments, deposits and other receivables	**52,272**	32,570
Financial assets held for trading	**335,487**	383,887
Term deposits with initial term of over three months	**511,587**	445,725
Cash and cash equivalents	**1,679,200**	1,576,044
	2,887,300	2,663,627
Total Assets	**3,922,619**	3,427,122

	Unaudited 31 March 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
EQUITY		
Shareholders' equity		
Share capital	**192**	192
Share premium	**1,592,623**	1,666,044
Share-based compensation reserve	**54,538**	40,109
Other reserves	**80,925**	66,609
Retained earnings	**1,390,843**	1,155,459
	3,119,121	2,928,413
LIABILITIES		
Non-current liabilities		
Deferred tax liabilities	**13,421**	810
Long term payable	**104,065**	–
	117,486	810
Current liabilities		
Accounts payable	**51,962**	25,555
Other payables and accruals	**273,312**	196,187
Current income tax liabilities	**48,432**	28,766
Other tax liabilities	**38,493**	13,256
Deferred revenue	**273,813**	234,135
	686,012	497,899
Total Liabilities	**803,498**	498,709
Total Equity and Liabilities	**3,922,619**	3,427,122

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2006

		Unaudited Three months ended 31 March	
		2006	2005
	Note	***RMB'000***	*RMB'000*
Revenues			
Internet value-added services		**436,538**	149,064
Mobile and telecommunications value-added services		**163,426**	134,271
Online advertising		**41,770**	15,293
Others		**3,571**	1,843
	2	**645,305**	300,471
Cost of revenues	5	**(175,693)**	(101,928)
Gross profit		**469,612**	198,543
Other gains, net	4	**21,536**	11,905
Selling and marketing expenses	5	**(79,748)**	(38,513)
General and administrative expenses	5	**(129,807)**	(68,526)
Operating profit	*	**281,593**	103,409
Finance costs, net		**(10,095)**	(115)
Profit before income tax		**271,498**	103,294
Income tax expenses	6	**(21,798)**	(6,340)
Profit for the period		**249,700**	96,954
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)			
- basic	7	**0.141**	0.055
- diluted	7	**0.137**	0.054

* *after deduction of share-based compensation charge amounting to RMB14,429,000 (for the three months ended 31 March 2005: RMB4,537,000) for the three months ended 31 March 2006.*

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2006

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	**192**	**1,666,044**	**40,109**	**20,000**	**46,609**	**1,155,459**	**2,928,413**
Profit for the period	–	–	–	–	–	**249,700**	**249,700**
Employees share option scheme:							
- value of employee services	–	–	**14,429**	–	–	–	**14,429**
- proceeds from shares issued	**1**	**8,392**	–	–	–	–	**8,393**
Repurchase and cancellation of shares	**(1)**	**(81,813)**	–	–	–	–	**(81,814)**
Profit appropriations to statutory reserves	–	–	–	–	**14,316**	**(14,316)**	–
Balance at 31 March 2006	**192**	**1,592,623**	**54,538**	**20,000**	**60,925**	**1,390,843**	**3,119,121**

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	96,954	96,954
Employees share option scheme:							
- value of employee services	–	–	4,537	–	–	–	4,537
- proceeds from shares issued	–	2,048	–	–	–	–	2,048
Balance at 31 March 2005	192	1,779,769	10,120	20,000	32,442	913,254	2,755,777

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2006

	Unaudited Three months ended 31 March	
	2006	2005
	RMB'000	*RMB'000*
Net cash flows from operating activities	**326,027**	55,151
Net cash flows (used in)/ from investing activities	**(143,196)**	215,014
Net cash flows (used in)/ from financing activities	**(73,421)**	2,048
Increase in cash and cash equivalents	**109,410**	272,213
Cash and cash equivalents at beginning of period	**1,576,044**	859,841
Exchange losses on cash and cash equivalents	**(6,254)**	–
Cash and cash equivalents at end of period	**1,679,200**	1,132,054

Notes

1 **General information, basis of preparation and presentation**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 31 March 2006 and related condensed consolidated interim statements of income, cash flow and changes in shareholders' equity for the three months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2005 (the "2005 Financial Statements") as set out in the 2005 annual report of the Company dated 22 March 2006.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2005 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets held for trading.

Assessment and adoption of revised/new IFRS, interpretations and amendments

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the accounting periods beginning on or after 1 January 2006:

IAS 19 (Amendment)	Employee Benefits
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
IFRS 1 (Amendment)	First-time Adoption of International Financial Reporting Standards
IFRIC 4	Determining whether an Arrangement contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

i) IAS 19 (Amendment), IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts and IFRS 1 (Amendment) are not relevant to the Group's operations.

ii) IAS 39 (Amendment) - The Fair Value Option and IFRIC 4 did not result in substantial changes to the Group's accounting policies.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months ended 31 March 2006 and 2005 are presented as follows:

	Unaudited Three months ended 31 March 2006				
	Internet value-added services	**Mobile and telecommunications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Revenues	**436,538**	**163,426**	**41,770**	**3,571**	**645,305**
Gross profit/(loss)	**341,855**	**103,985**	**25,004**	**(1,232)**	**469,612**
Other gains, net					**21,536**
Selling and marketing expenses					**(79,748)**
General and administrative expenses					**(129,807)**
Operating profit					**281,593**
Finance costs, net					**(10,095)**
Profit before income tax					**271,498**
Income tax expenses					**(21,798)**
Profit for the period					**249,700**

	Unaudited Three months ended 31 March 2005				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	149,064	134,271	15,293	1,843	300,471
Gross profit/(loss)	106,487	84,205	9,308	(1,457)	198,543
Other gains, net					11,905
Selling and marketing expenses					(38,513)
General and administrative expenses					(68,526)
Operating profit					103,409
Finance costs, net					(115)
Profit before income tax					103,294
Income tax expenses					(6,340)
Profit for the period					96,954

3 Share option

(a) Share option schemes

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: Pre-IPO Share Option Scheme and Post-IPO Share Option Scheme.

As at the listing date of the Company on 16 June 2004, all options under the Pre-IPO Share Option Scheme had been granted. The maximum number of shares in respect of which options may be granted under the Post-IPO Share Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Share Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Share Option Scheme		**Post-IPO Share Option Scheme**		**Total**
	Average exercise price	**No. of options**	**Average exercise price**	**No. of options**	**No. of options**
At 1 January 2005	USD0.0849	50,406,917	HKD3.6650	6,300,961	56,707,878
Granted	–	–	HKD4.5853	21,180,130	21,180,130
Exercised	USD0.0696	(3,547,104)	–	–	(3,547,104)
Lapsed	USD0.1353	(314,305)	HKD3.9283	(715,487)	(1,029,792)
At 31 March 2005	USD0.0857	46,545,508	HKD4.3862	26,765,604	73,311,112
At 1 January 2006	**USD0.0933**	**31,574,357**	**HKD6.1627**	**51,293,646**	**82,868,003**
Granted	**–**	**–**	**HKD11.5500**	**10,950,000**	**10,950,000**
Exercised	**USD0.0792**	**(4,365,293)**	**HKD4.2723**	**(1,263,276)**	**(5,628,569)**
Lapsed	**USD0.1967**	**(91,420)**	**HKD4.6913**	**(691,780)**	**(783,200)**
At 31 March 2006	**USD0.0952**	**27,117,644**	**HKD7.1977**	**60,288,590**	**87,406,234**

During the three months ended 31 March 2006, no share options were granted to the directors of the Company or any consultants.

4 **Other gains, net**

	Unaudited Three months ended 31 March	
	2006	2005
	RMB'000	*RMB'000*
Interest income	**17,335**	8,857
Fair value gains on financial assets held for trading	**4,201**	3,048
	21,536	11,905

5 **Expenses by nature**

	Unaudited Three months ended 31 March	
	2006	2005
	RMB'000	*RMB'000*
Employee benefit expenses *(Note)*	**125,877**	61,821
Mobile and telecom charges and bandwidth and server custody fees	**98,686**	66,815
Promotion and advertising expenses	**42,255**	17,585
Travelling and entertainment expenses	**17,826**	10,378
Depreciation of fixed assets *(Note)*	**22,009**	10,003
Amortisation of intangible assets	**5,243**	–
Operating lease rentals in respect of office buildings	**6,861**	5,357
Value-added tax paid/payable in intragroup software sales	**1,500**	–
Other expenses	**64,991**	37,008
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**385,248**	208,967

Note:

Research and development expenses were RMB62,921,000 (for the three months ended 31 March 2005: RMB26,565,000) for the three months ended 31 March 2006. The expenses included employee benefit expenses of approximately RMB51,923,000 and depreciation of fixed assets of approximately RMB8,513,000 (for the three months ended 31 March 2005: RMB22,256,000 and RMB3,302,000, respectively) for the three months ended 31 March 2006. The Group had not capitalised any research and development expenses during the three months ended 31 March 2006 (for the three months ended 31 March 2005: Nil).

6 **Income tax expenses**

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the three months ended 31 March 2006 and 2005.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three months ended 31 March 2006 and 2005.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group incorporated in the PRC for the three months ended 31 March 2006 and 2005, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Certain direct and indirect subsidiaries of the Company are registered in the PRC. The EIT tax rates applicable to these companies for the three months ended 31 March 2006 and 2005 ranged from 0% to 15%.

The taxation charges of the Group for the three months ended 31 March 2006 and 2005 are analysed as follows:

	Unaudited Three months ended 31 March	
	2006	2005
	RMB'000	*RMB'000*
PRC current tax	**22,646**	6,340
Deferred tax	**(848)**	–
	21,798	6,340

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the applicable tax rate in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 31 March	
	2006	2005
	RMB'000	*RMB'000*
Profit before income tax	**271,498**	103,294
Tax calculated at a tax rate of 15%	**40,725**	15,494
Effects of different tax rates applicable to different companies of the Group	**4,552**	(1,456)
Effects of tax holiday on assessable profits of subsidiaries	**(28,910)**	(4,076)
Expenses not deductible for tax purposes	**5,431**	658
Utilisation of previously unrecognised tax assets	–	(5,669)
Unrecognised tax losses	–	1,389
Tax charge	**21,798**	6,340

7 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 31 March	
	2006	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**249,700**	96,954
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,972**	1,765,831
Basic EPS (RMB per share)	**0.141**	0.055

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 31 March	
	2006	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**249,700**	96,954
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,972**	1,765,831
Adjustments for share options (thousand shares)	**50,638**	46,171
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**1,822,610**	1,812.002
Diluted EPS (RMB per share)	**0.137**	0.054

8 Business Combination - Acquisition of 100% equity interest of Joymax Development Limited ("Joymax Development")

Joymax Development, which was established in the British Virgin Islands on 4 January 2005, and its subsidiaries (collectively referred to as "Joymax Group") is a provider of mobile value-added services to users in the PRC. The operations of Joymax Group were initially conducted through a limited liability company established in the PRC ("OPCO") which is owned by certain individual owners.

Based on the provisions of certain contractual arrangements applicable to companies within Joymax Group, the decision making rights and operating and financing activities of OPCO are ultimately controlled by Joymax Development. Joymax Development and its direct subsidiary are also entitled to substantially all of the operating profits and residual benefits generated by OPCO under these agreements. As a result, OPCO is accounted for as a subsidiary of Joymax Group.

On 15 January 2006, TCH Theta Limited, a subsidiary of the Company, entered into an agreement with the equity owners of Joymax Development and OPCO and its equity owners in order to acquire all the equity interest of Joymax Development and the business conducted by Joymax Group (the "Joymax Acquisition").

According to the terms of the agreement, the total consideration of the acquisition is payable by three installments. The initial consideration is determined based on the aggregate amount of the net tangible assets reported in the accounting books of OPCO as at 31 December 2005 and the amount of paid-in capital of a direct subsidiary of Joymax Development contributed by Joymax Development. The second and third installments are determined by making reference to certain multiples of the operating results to be achieved by OPCO for the years ending 31 December 2006 and 2007, respectively.

As a result of the Joymax Acquisition, companies within Joymax Group became wholly-owned subsidiaries of the Company on 24 January 2006.

The total consideration paid/payable for the Joymax Acquisition is dependent upon future operating results of OPCO. An initial assessment of the total consideration and the allocation of such consideration to the fair value of the net assets acquired and goodwill are shown as below which are subject to change:

	RMB'000
Total purchase consideration	**205,141**
Fair value of net assets acquired	**(120,709)**
Goodwill (included in intangible assets)	**84,432**

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 March 2006	For the 16-day period ended 31 December 2005	Percentage change
	(in millions)		
Registered IM user accounts (at end of period)	**531.5**	492.6	7.9%
Active user accounts (at end of period)	**220.5**	201.9	9.2%
Peak simultaneous online user accounts (for the quarter)	**19.6**	18.4	6.5%
Average daily user hours	**272.2**	231.4	17.6%
Average daily messages(1)	**2,883.8**	2,502.4	15.2%
Fee-based Internet value-added services registered subscriptions (at end of period)	**13.5**	10.6	27.4%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)(2)	**9.5**	8.1	17.3%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the first quarter of 2006. The growth in user accounts, both registered IM user accounts and active user accounts, mainly reflected the general increase in Internet penetration in China and continued popularity of our services. The growth in our user account base, in turn, increased the overall use of our platform as reflected in the increase in peak simultaneous online user accounts, average daily user hours and average daily messages. The growth in fee-based registered subscriptions resulted from our focus to provide improved customer service and the resulting enhanced user experience, our targeted marketing and our efforts to cross-market our mobile and telecommunications value-added services to the users of our Internet value-added service platforms such as IM, QQ game portal and QQ.com portal. Internet value-added services also benefited from increased user activities during the Chinese New Year holidays and the winter break for students.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Quarter of 2006

Our unaudited consolidated revenues for the first quarter of 2006 were RMB645.3 million, an increase of 114.8% over the same period in 2005 and an increase of 50.3% from the fourth quarter of 2005.

Revenues from our Internet value-added services for the first quarter of 2006 were RMB436.5 million, an increase of 192.9% over the same period in 2005 and an increase of 65.9% from the fourth quarter of 2005.

Revenues from our mobile and telecommunications value-added services for the first quarter of 2006 were RMB163.4 million, an increase of 21.7% over the same period in 2005 and an increase of 30.4% from the fourth quarter of 2005.

Revenues from online advertising for the first quarter of 2006 were RMB41.8 million, an increase of 173.1% over the same period in 2005 and an increase of 10.9% from the fourth quarter of 2005.

Cost of revenues for the first quarter of 2006 were RMB175.7 million, an increase of 72.4% over the same period in 2005 and an increase of 25.3% from the fourth quarter of 2005.

Selling and marketing expenses for the first quarter of 2006 were RMB79.7 million, an increase of 107.1% over the same period in 2005 and an increase of 28.6% from the fourth quarter of 2005.

General and administrative expenses for the first quarter of 2006 were RMB129.8 million, an increase of 89.4% over the same period in 2005 and an increase of 15.5% from the fourth quarter of 2005.

Operating profit for the first quarter of 2006 was RMB281.6 million, representing an increase of 172.3% over the same period in 2005 and an increase of 94.3% quarter on quarter. As a percentage of revenues, operating profit accounted for 43.6% for the first quarter of 2006, compared to 34.4% for the same period of 2005 and 33.8% for the fourth quarter of 2005.

Profit for the first quarter of 2006 was RMB249.7 million, representing an increase of 157.5% from the same period in 2005 and an increase of 101.9% from the fourth quarter of 2005. As a percentage of revenues, profit for the period accounted for 38.7% for the first quarter of 2006, compared to 32.3% for the same period of 2005 and 28.8% for the fourth quarter of 2005.

First Quarter of 2006 Compared to Fourth Quarter of 2005

The following table sets forth the comparative figures for the first quarter of 2006 and the fourth quarter of 2005:

	Unaudited Three months ended 31 March 2006	31 December 2005
	(RMB in thousands)	
Revenues	**645,305**	429,430
Cost of revenues	**(175,693)**	(140,174)
Gross profit	**469,612**	289,256
Other gains, net	**21,536**	30,095
Selling and marketing expenses	**(79,748)**	(62,010)
General and administrative expenses	**(129,807)**	(112,381)
Operating profit	**281,593**	144,960
Finance costs, net	**(10,095)**	(4,787)
Profit before income tax	**271,498**	140,173
Income tax expenses	**(21,798)**	(16,493)
Profit for the period	**249,700**	123,680

Revenues. Revenues increased by 50.3% to RMB645.3 million for the first quarter of 2006 from RMB429.4 million for the fourth quarter of 2005. The following table sets forth our revenues by line of business for the first quarter of 2006 and the fourth quarter of 2005:

	Three months ended 31 March 2006		31 December 2005	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**436,538**	**67.6%**	263,075	61.2%
Mobile and telecommunications value-added services	**163,426**	**25.3%**	125,342	29.2%
Online advertising	**41,770**	**6.5%**	37,680	8.8%
Others	**3,571**	**0.6%**	3,333	0.8%
Total revenues	**645,305**	**100.0%**	429,430	100.0%

Revenues from our Internet value-added services increased by 65.9% to RMB436.5 million for the first quarter of 2006 from RMB263.1 million for the fourth quarter of 2005. The increase reflected the significant growth in revenues from our online games from RMB65.5 million for the fourth quarter of 2005 to RMB160.3 million for the first quarter of 2006, driven by growth in our QQ Fantasy (which we commercialized in December 2005), QQ game portal and QQ Tang. The increase also reflected the continuing success of our online identity and community business, including QQ Show, QQ Pet, an Internet-based pet service, and Qzone, a personal homepage that bundles avatars, blog, photo album and online music. The increase was also driven by the Chinese New Year holidays and the winter break for students.

Revenues from our mobile and telecommunications value-added services increased by 30.4% to RMB163.4 million for the first quarter of 2006 from RMB125.3 million for the fourth quarter of 2005. This increase reflected our efforts to improve our products and expand our marketing channels, and the continued recovery of our mobile IVR services after we temporarily suspended some IVR services to enhance the functionality of our platforms during the third quarter of 2005. Revenues from Joymax Group, which we acquired in January 2006, also contributed to the increase in revenues from our mobile and telecommunications value-added services.

Revenues from online advertising increased by 10.9% to RMB41.8 million for the first quarter of 2006 from RMB37.7 million for the fourth quarter of 2005, despite the fact that the first quarter of each year has historically been a weaker quarter for advertising. The increase was mainly attributable to larger orders from new customers on QQ.com portal as a result of our marketing efforts and increased volume through agency sales. New advertising revenues relating to the Internet searching functions that we initiated in early 2005 continued to grow at a healthy pace.

Cost of revenues. Cost of revenues increased by 25.3% to RMB175.7 million for the first quarter of 2006 from RMB140.2 million for the fourth quarter of 2005. The increase principally reflected the increase in telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees as our business volume increased, and increased sharing costs due to increases in revenues and enrichment of content. As a percentage of revenues, cost of revenues decreased to 27.2% for the first quarter of 2006 from 32.6% for the fourth quarter of 2005. The following table sets forth our cost of revenues by line of business for the first quarter of 2006 and the fourth quarter of 2005:

	Three months ended			
	31 March 2006		**31 December 2005**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**94,683**	**21.7%**	74,219	28.2%
Mobile and telecommunications value-added services	**59,441**	**36.4%**	48,389	38.6%
Online advertising	**16,766**	**40.1%**	12,430	33.0%
Others	**4,803**	**134.5%**	5,136	154.1%
Total cost of revenues	**175,693**		140,174	

Cost of revenues for our Internet value-added services increased by 27.6% to RMB94.7 million for the first quarter of 2006 from RMB74.2 million for the fourth quarter of 2005. The increase reflected higher amounts of telecommunications operators' revenue share as the volume of our Internet value-added services increased and higher revenue sharing costs and content subscription costs for various content that we offered. We also recognized higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as Qzone and online games.

Cost of revenues for our mobile and telecommunications value-added services increased by 22.8% to RMB59.4 million for the first quarter of 2006 from RMB48.4 million for the fourth quarter of 2005. The increase mainly reflected the higher amounts of telecommunications operators' revenue share, sharing and subscription costs relating to our content services as the volume of our mobile and telecommunications value-added services increased.

Cost of revenues for our online advertising increased by 34.9% to RMB16.8 million for the first quarter of 2006 from RMB12.4 million for the fourth quarter of 2005. The increase mainly reflected the increased amount of sales commission paid to advertising agencies as we increased the use of advertising agencies and as the scale of our advertising business grew.

Other gains, net. Other gains reflected primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and financial subsidies from local government. Other gains decreased by 28.4% to RMB21.5 million for the first quarter of 2006 from RMB30.1 million for the fourth quarter of 2005. Other gains in the fourth quarter of 2005 included financial subsidies we received from the government, which are typically granted in the fourth quarter of the year. This was partially offset by an increase in interest income as interest rates, particularly US dollar-denominated cash and investments, increased.

Selling and marketing expenses. Selling and marketing expenses increased by 28.6% to RMB79.7 million for the first quarter of 2006 from RMB62.0 million for the fourth quarter of 2005. The increase principally reflected higher promotional and advertising expenses and related travel and entertainment costs. These expenses were incurred in order to launch new Internet value-added services and products, to diversify and explore new collection channels and to further enhance our strong brand recognition. We also incurred higher expenses to improve our customer care services. As a percentage of revenues, selling and marketing expenses decreased to 12.4% in the first quarter of 2006 from 14.4% in the fourth quarter of 2005 as we were able to spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 15.5% to RMB129.8 million for the first quarter of 2006 from RMB112.4 million for the fourth quarter of 2005. The increase was mainly due to increased staff expenses as the diversification and scale of our business increased. It was also attributable to the continuing expansion of our strategic research and development staff as we focus on our various products and services, including IM functionalities, online games and our web portals. Amortization expenses newly recorded in the first quarter of 2006 relating to identifiable intangible assets of Joymax Group also contributed to the increase. As a percentage of revenues, general and administrative expenses decreased to 20.1% in the first quarter of 2006 from 26.2% in the fourth quarter of 2005.

Finance costs, net. Finance costs represented foreign exchange loss. We recorded finance costs of RMB10.1 million for the first quarter of 2006 compared to RMB4.8 million for the fourth quarter of 2005. The increase in finance costs recorded was due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

Income tax expenses. We recorded income tax expenses of RMB21.8 million for the first quarter of 2006 compared to RMB16.5 million for the fourth quarter of 2005. The increase mainly reflected the increase in our profit before income tax.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 101.9% to RMB249.7 million for the first quarter of 2006 from RMB123.7 million for the fourth quarter of 2005. Net margin was 38.7% for the first quarter of 2006 compared to 28.8% for the fourth quarter of 2005.

First Quarter of 2006 Compared to First Quarter of 2005

The following table sets forth the comparative figures for the first quarter of 2006 and the first quarter of 2005:

	Unaudited Three months ended 31 March 2006	Unaudited Three months ended 31 March 2005
	(RMB in thousands)	
Revenues	**645,305**	300,471
Cost of revenues	**(175,693)**	(101,928)
Gross profit	**469,612**	198,543
Other gains, net	**21,536**	11,905
Selling and marketing expenses	**(79,748)**	(38,513)
General and administrative expenses	**(129,807)**	(68,526)
Operating profit	**281,593**	103,409
Finance costs, net	**(10,095)**	(115)
Profit before income tax	**271,498**	103,294
Income tax expenses	**(21,798)**	(6,340)
Profit for the period	**249,700**	96,954

Revenues. Revenues increased by 114.8% to RMB645.3 million for the first quarter of 2006 from RMB300.5 million for the first quarter of 2005, as a result of a significant increase in revenues from Internet value-added services and online advertising. The following table sets forth our revenues by line of business for the first quarter of 2006 and the first quarter of 2005:

	Three months ended 31 March 2006		31 March 2005	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**436,538**	**67.6%**	149,064	49.6%
Mobile and telecommunications value-added services	**163,426**	**25.3%**	134,271	44.7%
Online advertising	**41,770**	**6.5%**	15,293	5.1%
Others	**3,571**	**0.6%**	1,843	0.6%
Total revenues	**645,305**	**100.0%**	300,471	100.0%

Revenues from our Internet value-added services increased by 192.9% to RMB436.5 million for the first quarter of 2006 from RMB149.1 million for the first quarter of 2005. Revenues from our various online identity and community business and online games increased significantly as we continued to enhance our existing services such as QQ Show and our online game portal and built on the success of relatively new products such as Qzone, QQ Pet, QQ Tang and QQ Fantasy. These increases were slightly offset by a decrease in revenues from our more mature products and services that faced significant competition, such as QQ Xing and e-Cards.

Revenues from our mobile and telecommunications value-added services increased by 21.7% to RMB163.4 million for the first quarter of 2006 from RMB134.3 million for the first quarter of 2005. The increase mainly reflected an increase in revenues from mobile voice value-added services due to high sales of ringback tones and mobile IVR services. Revenues from Joymax Group, which we acquired in January 2006, also contributed to the increase. The increase was slightly offset by the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile at the end of 2004, for which revenues were recognized up to the second quarter of 2005.

Revenues from online advertising increased by 173.1% to RMB41.8 million for the first quarter of 2006 from RMB15.3 million for the first quarter of 2005. The increase in revenues reflected the growth in reach and traffic on our primary advertising platforms, QQ IM and QQ.com, our growing customer base, including some existing customers who placed significantly larger orders as well as new customers, and some new advertising revenues relating to Internet searching functions. Our QQ.com portal continued to register strong growth in advertising revenue.

Cost of revenues. Cost of revenues increased by 72.4% to RMB175.7 million for the first quarter of 2006 from RMB101.9 million for the first quarter of 2005. The increase principally reflected increased sharing costs due to increase in revenues and enrichment of content, higher amounts of telecommunications operators' revenue share and increased bandwidth and server custody fees as we supported more bandwidth intensive services. In addition, staff costs increased as we increased the number of employees to support our various services and products. As a percentage of revenues, cost of revenues decreased to 27.2% in the first quarter of 2006 from 33.9% in the first quarter of 2005. The following table sets forth our cost of revenues by line of business for the first quarter of 2006 and the first quarter of 2005:

	Three months ended			
	31 March 2006		**31 March 2005**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**94,683**	**21.7%**	42,577	28.6%
Mobile and telecommunications value-added services	**59,441**	**36.4%**	50,066	37.3%
Online advertising	**16,766**	**40.1%**	5,985	39.1%
Others	**4,803**	**134.5%**	3,300	179.1%
Total cost of revenues	**175,693**		101,928	

Cost of revenues for our Internet value-added services increased by 122.4% to RMB94.7 million for the first quarter of 2006 from RMB42.6 million for the first quarter of 2005. The increase mainly reflected increased telecommunications operators' revenue share, expenses incurred to support more bandwidth intensive services, such as Qzone and online games, and increased sharing and subscription costs associated with the offering of richer content services, such as our avatars and music offerings. In addition, staff costs to support our growing range of Internet value-added services increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 18.7% to RMB59.4 million for the first quarter of 2006 from RMB50.1 million for the first quarter of 2005. The increase was due mainly to an increase in sharing and subscription costs as we enriched our content and an increase in staff costs as we increased the number of staff to support our various new products and services.

Cost of revenues for our online advertising increased by 180.1% to RMB16.8 million for the first quarter of 2006 from RMB6.0 million for the first quarter of 2005. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased and as we increased our usage of advertising agencies to help sell our advertising services. In addition, we continued to increase the number of staff in our online advertising sales team, and incurred further expenses to offer Internet searching functions in order to create a new source of advertising revenues.

Other gains, net. We recorded other gains of RMB21.5 million for the first quarter of 2006 compared to RMB11.9 million for the first quarter of 2005. The increase mainly reflected additional interest income and fair value gains generated from increased interest-earning cash investments due to the increase in US dollar-denominated interest rates.

Selling and marketing expenses. Selling and marketing expenses increased by 107.1% to RMB79.7 million for the first quarter of 2006 from RMB38.5 million for the first quarter of 2005. The increase principally reflected increased promotional and advertising activities, higher staff costs and greater travel costs as we continued marketing several new products and establishing new distribution channels. In addition, we continued to increase our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 89.4% to RMB129.8 million for the first quarter of 2006 from RMB68.5 million for the first quarter of 2005. The increase primarily reflected the increase in staff cost as a result of a higher number of staff employed to support our business expansion and increased salaries. Research and development costs also increased as a result of an increase in the number of research and development staff and technical personnel for developing new products and services to drive our future growth, including online games and IM functionalities.

Finance costs, net. Finance costs represented foreign exchange loss. We recorded finance costs of RMB10.1 million for the first quarter of 2006 compared to RMB0.1 million for the first quarter of 2005. The increase in finance costs recorded was due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

Income tax expenses. We recorded income tax expenses of RMB21.8 million for the first quarter of 2006 compared to income tax expenses of RMB6.3 million for the first quarter of 2005. The increase mainly reflected the increase in our profit before income tax.

Profit for the period. Profit for the period increased by 157.5% to RMB249.7 million for the first quarter of 2006 from RMB97.0 million for the first quarter of 2005. Net margin was 38.7% for the first quarter of 2006 compared to 32.3% for the first quarter of 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 March 2006 and 31 December 2005, we had the following major financial resources in the form of cash and investments:

	Unaudited 31 March 2006	**Audited 31 December 2005**
	(RMB in thousands)	
Cash and cash equivalents	**1,679,200**	1,576,044
Term deposits with original maturities of over three months	**511,587**	445,725
Financial assets held for trading	**335,487**	383,887
Held-to-maturity investments	**241,386**	244,581
Total	**2,767,660**	2,650,237

A large portion of our financial resources represented non-Renminbi-denominated proceeds raised from our initial public offering in 2004, and has been held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 March 2006.

Business Outlook

In 2005, we embarked on an aggressive expansion program in which we doubled our headcount, launched a large number of new products, and expanded our billing and payment channels. As a result of these investments, and together with strong seasonal factors in the first quarter, we have achieved exceptionally high growth in our financial performance in the first quarter of 2006. We believe that our achievements in the first quarter confirm our views about the significant long-term growth potential in the online markets in China, and demonstrate our ability to leverage our online platforms to capture such potential. Looking forward, we will focus on enhancing the long-term competitiveness of our online platforms. Specifically, we will continue to invest in R&D, operations and marketing to strengthen existing products and develop and expand new products and services. We will also further enhance our user loyalty for the long-term through various measures, some of which may not show immediate, short-term results.

In our core IM platform, apart from continuing to add new features and enhance functionalities, we have also been focusing on further improving the security of our service and eliminating spam messages in our platform. Although these measures may have a short-term negative impact on the number of peak simultaneous online users, we believe these efforts are necessary for the healthy development of our platform over the long-run.

In our Internet value-added services, our online identity business benefited from strong seasonality factors in the first quarter. In addition, there was continued growth in our Qzone and QQ Pet services which were both launched in 2005. We are working to further improve system performance and product experience for these products. For more mature products such as QQ Show, we are testing different ways to further enhance the user experience and broaden the user base. With respect to online games, we successfully commercialized QQ Fantasy, which served as a strong driver of our revenues during the first quarter of 2006. We are now working on an expansion pack that would expand the content and enhance the gaming experience for our players. Following the success of our first self-developed advanced casual game QQ Tang, we are preparing to launch a new licensed advanced casual game, R2Beat, in the middle of 2006. Our mini casual game registered strong growth in both peak simultaneous online users and revenues due to seasonal factors, introduction of more game items, and in-game promotions. We will continue to focus on the long-term development of this valuable platform and strive to achieve the right balance between building our user base and monetization.

Our mobile and telecommunication services benefited from our efforts to reorganize management, improve products and expand our distribution channels. In addition, our acquisition of Joymax Group also contributed to the growth of the business. We believe this business sector still faces significant challenges including intense competition and the continuing "cleaning up" efforts by the mobile telecommunications operators. Despite these challenges, we are dedicated to improving our competitiveness and working closely with operators to create a healthier long-term industry environment.

During the first quarter, we continued our efforts to build up our online advertising sales and marketing team to capitalize on increasing traffic in our IM platform and our QQ.com portal. We believe that the online advertising market in China is still in its nascent stage. We aim to capitalize on its secular growth trend by building up our team and expanding our relationships with key advertisers and through product innovation.

Other Information

Employee and Remuneration Policies

As at 31 March 2006, the Group had 2,329 employees (31 March 2005: 1,311), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 31 March 2006 was RMB125.9 million (for the three months ended 31 March 2005: RMB 61.8 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 31 March 2006, the Company repurchased 8,055,000 shares on the Stock Exchange for an aggregate consideration of HKD78,470,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Board for the enhancement of shareholders' value in the long term. Details of the shares repurchased are as follows:

		Purchase consideration per share		
Month of purchase on the Stock Exchange in the first three months of 2006	**Number of shares repurchased**	**Highest price paid** *HKD*	**Lowest price paid** *HKD*	**Aggregate consideration paid** *HKD*
January	4,584,000	9.75	9.50	44,227,000
February	3,471,000	9.95	9.80	34,243,000
Total	8,055,000			78,470,000

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Intention to Repurchase the Company's Listed Securities

At the 2005 annual general meeting ("AGM") of the Company held on 27 April 2005, shareholders granted to the Board, among others, a general mandate to repurchase a maximum of 177,217,560 shares (the "2005 repurchase mandate") of the Company. For the period from 27 April 2005, being the date of the 2005 AGM and the passing of the abovementioned resolution to 23 May 2006, approximately USD45.2 million had been used to repurchase a total of 32,623,000 shares, all of which had been cancelled pursuant to the terms of the 2005 repurchase mandate. The 2005 repurchase mandate expired on 24 May 2006.

At the 2006 AGM held on 24 May 2006, shareholders granted to the Board, among others, a general mandate to repurchase up to 10% of the issued capital of the Company as at the date of the 2006 AGM. With a view to enhance shareholders' value, the Board currently intends to exercise the abovementioned general mandate and repurchase shares of the Company on-market for an amount up to USD30 million pursuant to the terms thereof and in accordance with the Listing Rules.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee together with the Auditors have reviewed the Group's unaudited financial statements for the three months ended 31 March 2006.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2005 annual report of the Company which was the position as at 31 December 2005, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the three months ended 31 March 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

The dedication of the staff of the Group is the most important ingredient of our success and its continuation is critical for the Group to meet the challenges and opportunities ahead. We would like to take this opportunity to record our most cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 24 May 2006

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.